FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

dated May 19, 2005

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2005

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
----------------------------------
Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

Quotations (5/2/05): Sadia ON (SDIA3) = R$ 3.80 Sadia PN (SDIA4) = R$ 3.92 Sadia ADR (SDA) = US$ 15.80 Sadia Latibex (XSDI) = € 1.25 Market Capitalization (5/2/05): R$ 2.7 billion US$ 1.1 billion	Luiz Murat Jr. CFO Phone: (55 11) 3649-3465 Fax: (55 11) 3649-1785 grm@sadia.com.br www.sadia.com	Investor Relations
Christiane Assis
Phone : (55 11) 3649-3552
christiane.assis@sadia.com.br
Henrique Bastos
Phone : (55 11) 3649-3130
henrique.bastos@sadia.com.br
Silvia H. M. Pinheiro
Phone : (55 11) 3649-3197
silvia.pinheiro@sadia.com.br
Ligia Montagnani IR Consultant Phone: (55 11) 3897-6405 ligia.montagnani@firb.com

São Paulo, May 3, 2005 - SADIA S.A. (BOVESPA: SDIA4; NYSE: SDA; LATIBEX: XSDI), the Brazilian leader in processed foods, poultry and pork, announced its results today for the first quarter of 2005 (1Q05). Operating and financial information on the Company were approved by the Audit Committee, comments are expressed in thousands of Brazilian reais unless stated otherwise, and based on consolidated figures, in accordance with Brazilian corporate law. All comparisons made in this release are related to the same period in 2004 (1Q04).

“Sadia closed out the first quarter of 2005 with operating results within expectations. Export volumes and revenues rose, despite the export-favorable exchange rate in 1Q04. In the domestic market, there was an improvement in processed product sales and a recovery of market share in all categories. Our margins remained affected by the increased costs of certain raw materials at the end of 2004, despite the fact that grain prices have fallen since the first quarter of last year. Operating margins improved since the last quarter of 2004, due to better use of production scale, a greater dilution of fixed costs and the optimization of sales in different channels. Investments are moving forward as planned: construction work at the Uberlândia complex is underway and the company "Só Frango", whose upstream merger was approved at the Ordinary General Shareholders' Meeting on April 29, 2005, is already operating at nearly full capacity.

After eleven years as Sadia’s CEO, I am stepping down to assume the position of Chairman of the Board of Directors. My successor, Gilberto Tomazoni has been with Sadia for 22 years and has ample experience in the industrial and commercial areas, enabling the Company to successfully overcome the challenges ahead.” - Walter Fontana Filho – CEO - Sadia S.A.

HIGHLIGHTS

R$ thousands	1Q04	4Q04	1Q05	1Q05/ 1Q04	1Q05/ 4Q04
Gross Operating Revenue	**1,638,692**	**2,012,516**	**1,902,579**	**16.1%**	**-5.5%**
Domestic Market	840,311	1,083,376	995,223	18.4%	-8.1%
Export Market	798,381	929,140	907,356	13.6%	-2.3%
Net Operating Revenue	**1,420,832**	**1,701,522**	**1,641,858**	**15.6%**	**-3.5%**
Gross Profit	**479,374**	**406,259**	**421,058**	**-12.2%**	**3.6%**
Gross Margin	*33.7%*	*23.9%*	*25.6%*		
EBIT	**220,898**	**69,934**	**110,928**	**-49.8%**	**58.6%**
EBIT Margin	*15.5%*	*4.1%*	*6.8%*		
Net Income	**129,353**	**127.481**	**100,573**	**-22.2%**	**-21.1%**
Net Margin	*9.1%*	*75%*	*6.1%*		
EBITDA	**268,529**	**118,203**	**144,663**	**-46.1%**	**22.4%**
EBITDA Margin	*18.9%*	*6.9%*	*8.8%*		
Exports / GOR	**48.7%**	**46.2%**	**47.7%**		
Net Debt / Shareholder's Equity	**26.2%**	**17.8%**	**29.8%**		
Net Debt / EBITDA	**0.5**	**0.4**	**0.8**

GROSS OPERATING REVENUE
Gross operating revenue reached R$ 1,902.6 million, increasing 16.1% over 1Q04. During the period, the balance between domestic sales and exports remained steady at 52% and 48%, respectively. The volume was 22.3% higher, representing around 5 times the expected growth for the Brazilian and world GDP in 2005.

Domestic demand continued to rise, slowly but consistently, especially within traditional items. The recovery of economic activity in the country has not yet begun to significantly affect consumption of non-durable goods. The 18.4% increase in revenue and the 16.2% increase in volumes is the result of 96.1% higher poultry sales and 10.6% higher processed product sales.

Export revenues in 1Q05 rose 13.6% and volumes grew 28.1%, due to increased foreign demand and the recovery of international prices. Foreign sales of all product lines increased, despite the fact that the 1Q04 results were particularly, positively influenced by an exchange rate favorable to exports.

BREAKDOWN OF REVENUE – R$ MILLION

TOTAL SALES

GROSS OPERATING REVENUE

PHYSICAL SALES AND SALES VALUE

DOMESTIC MARKET

Sadia posted revenues of R$ 995.2 million -- 18.4% higher than in 1Q04. This growth was the result of greater pulverization of distribution channels and an increase in the sale of products more accessible to different income profiles.
The processed products line grew 10.6% in terms of sales volumes, and 13.2% in terms of revenues. The optimization of sales in different channels permitted a broadening of the market share of traditional products and an improvement in average prices.
Poultry sales were 96.1% higher in terms of volume, and 64.3% higher in revenues. The largest part of poultry production continues to be directed to the export market. The growth of domestic sales in this segment is related to the strategic focus on meeting demand for Sadia-brand fresh poultry cuts and whole birds. Changes in the supply of poultry to the domestic market resulted in a 16.1% drop in average prices, forcing a return to pre-2004 levels.
Revenues from the pork segment increased 3.7%. Renewed exports resulted in a 36% drop in domestic pork sales volumes. Reduced domestic supply and an improvement in the mix led to a 61.6% increase in average prices.
During the first quarter, Sadia launched nine new products, including chocolate truffle ice cream with almonds and yogurt-crust pot pies with chicken and heart of palm fillings.

BREAKDOWN OF REVENUES – DOMESTIC MARKET

AVERAGE PRICE – R$/KG – DOMESTIC MARKET

EXPORT MARKET

Export revenues reached R$ 907.4 million – 13.6% higher than 1Q04, with volumes 28.1% higher. This result is justified by declining international prices of processed products and poultry during 2004 and was partially offset by higher pork prices.

The poultry line, which represented 74.0% of total exports, recorded volumes 24.8% higher, and revenues 8.6% higher, than in 1Q04. International prices recovered due to a reduction in supply – without exchange rate incentives, non-traditional Brazilian suppliers ceased exporting. Sadia took advantage of this opportunity and occupied part of the market for the supply of whole birds and poultry cuts.

The pork segment recorded a 45.2% increase in volumes sold, with revenues rising by 83.9%. An end to Russian restrictions permitted the quick resumption of sales to pre-embargo levels, with average prices 26.6% above those recorded for the same period in 2004, thanks to low supply of the product in that country.

Exports of processed products rose 41.6% in 1Q05. Revenues increased 10.7%, due to new customers and the opening of new international channels. The higher level of sales in relation to revenues is due to a change in the mix of this segment during 2004.

BREAKDOWN OF REVENUES – EXPORT MARKET

AVERAGE PRICE – R$/KG – EXPORT MARKET

EXPORTS BY REGION - REVENUES

OPERATING RESULT

The net operating result of R$ 1,641.9 million was 15.6% higher than the same period in 2004. It should be pointed out that, in an effort to better reflect the accounting classification of variable, an amount of R$ 21.6 million (R$ 17.4 million in 1Q04) where reclassified from sales expenses to sales deductions.

Drought affected crops in the south of Brazil and put pressure on grain prices in 1Q05. Positive signs related to forecasts for the American soy and corn crop continue, thus maintaining international prices at this quarter’s levels for the coming quarters. However, the quotes for corn in domestic market are not so optimistic, since there are signs of a reduction in production for the next winter harvest in Brazil. Expectations for 2Q05 are for corn prices to be 10% higher than in 1Q05.

The gross margin in 1Q05 was 25.6%, versus 33.7% in 1Q04. After adjustments from the reclassification of net revenues in 4Q04, the gross margin rose 1.7 percentage points in relation to the 23.9% recorded in that quarter.
EVOLUTION OF GROSS MARGIN*

An EBIT figure of R$ 110.9 million was 58.6% higher than in 4Q04 and 49.8% less than in 1Q04.

EVOLUTION OF SALES EXPENSES* OVER NET REVENUES
Sales expenses represented 17.5% of net revenues, with a 1.6 points increase over 1Q04. Despite this increase, which resulted from greater expenditures related to storage and shipping, this ratio decreased 0.9 points when compared to 4Q04. The falling trend, however, should continue because of the optimization of logistical operations and the realignment of marketing expenses.

*Gross Margin and Sales Expenses already reclassified.

FINANCIAL RESULT

The reduction in the volatility of financial investments, together with better financing conditions and higher Domestic interest rates paid, permitted a reduction in financial expenses. The financial strategy made it possible for hedge operations to offset negative exchange effects on the operating result, leading the net financial result to be booked as a negative balance of R$ 8.2 million in 1Q05, versus a negative result of R$ 51.7 million in 1Q04.

EQUITY PICK-UP

An equity pick-up of R$ 4.1 million in 1Q05 was the result of the recognition of gains related to exchange variations over shareholders’ equity in foreign subsidiaries.

FINAL RESULT

Net income was R$ 100.6 million, falling 22.2% in relation to 1Q04.

EBITDA reached R$ 144.7 million – 46.1% less than in 1Q04. Compared to last quarter, however, there was an increase of 22.4%. The EBITDA margin also rose, from 6.9% (4Q04), to 8.8% (1Q05). From January to March of 2004, this indicator represented 18.9% of net revenues.

CAPITAL STRUCTURE

At the close of 1Q05, Sadia’s net financial debt was R$ 560.3 million – 32.5% higher than the R$ 422.9 million posted in 1Q04. This is the result of directing R$ 110 million in 1Q05 to the investment program and an increase in activities, which required a corresponding increase in working capital. Net debt reached 29.8% of shareholders’ equity (26.2% in 1Q04). In the same period, the ratio of net debt to EBITDA (last twelve months) went from 0.5 to 0.8.

CAPITAL EXPENDITURES

The Company’s investments totaled R$ 110.2 million, versus R$ 47.2 million in 1Q04. Of this amount, 43.1% was allocated to the processed products segment; 44.5% to the poultry segment; 6.8% to the pork segment; and the remaining 5.6% primarily to information technology. For 2005, investments of R$ 500 million are planned.

CAPITAL MARKETS AND GENERAL INFORMATION

THE SÃO PAULO STOCK EXCHANGE (BOVESPA)

In the last 12 months, the Company’s shares appreciated 6.0%. The average daily trading volume tripled, from R$ 5.5 million to R$ 14.9 million, comparing 1Q04 to 1Q05.
Sadia continues to account for the largest share of trading in the Brazilian food sector -- 62.6%.

Sadia’s preferred shares remained evenly distributed among various categories of investors on Bovespa, including those of foreign investors, which help increase liquidity, and individuals and investment clubs.

THE NEW YORK STOCK EXCHANGE (NYSE)

In the last 12 months, Sadia’s Level II ADR’s appreciated 10.7%. The daily, average trading volume of Sadia ADR’s on the NYSE during 1Q05 was US$ 544.1 thousand, versus US$ 265.2 thousand in 1Q04. This amount represented 8.9% of all Sadia preferred shared traded during the period.

MARKET DATA - BOVESPA	1Q04	1Q05	Chg.
Sadia ON / SDIA3 - thousands (Free Float = 30.7%)	257,000	257,000	0.0%
Sadia PN / SDIA4 - thousands (Float = 87.8%)	426,000	426,000	0.0%
Total outstanding shares - thousds* (Float = 66.3%)	**682,696**	**682,696**	**0.0%**
Closing Price - R$/share SDIA3 (1)	4.00	4.40	10.0%
Closing Price - R$/share SDIA4 (1)	**4.16**	**4.41**	**6.0%**
Mkt. Capitalization - R$ million (1)	**2,840.0**	**3,010.7**	**6.0%**
Number of Trades	10,162	24,152	137.7%
Volume Traded - R$ million	**329.6**	**902.3**	**173.8%**

304,000 preferred shares in treasury

MARKET DATA - NYSE	1Q04	1Q05	Chg.
Participation in trading sessions	98%	100%	2 p.p.
Quantity traded - thousands	**601**	**1,047**	**74.2%**
Volume traded - US$ million	17.4	42.0	141.4%
Closing Price - US$/ADR (1) (2)	**42.45 / 14.15**	**16.39**	**15.8%**
Total outstanding ADR´s - mil	302.7	900.0	197.3%
Mkt. Capitalization - US$ million	**12.8**	**14.8**	**15.2%**

(1) At the end of the period

(2) The ratio of 30 preferred shares per ADR was changed to 10 preferred shares per ADR on 1/14/2005

Sources: Sadia, Bovespa and NYSE

HIGHLIGHTS

Always concerned with the health of its customers and the quality of its products, Sadia has been making adjustments to its manufacturing processes since 2004 to reduce the amount of saturated fat in its products. Excessive consumption of foods rich in saturated fat can lead to higher cholesterol, especially LDL, a bad type of cholesterol which actually lowers levels of good cholesterol (HDL), thereby increasing the risks of heart disease.

Today, the entire Qualy line of margarines, together with vegetal cream Sadia Vita, contain zero saturated fat. With this change, Qualy, the most sold margarine in Brazil, has become even healthier without sacrificing its great taste.

The Company has been developing a series of social responsibility projects, many of which focus on education and encouraging participation in sports. That’s why Sadia is an official sponsor of the Pan-American Games to be held in Rio de Janeiro in 2007, in conjunction with the Brazilian Olympic Committee. With the creation of the Sadia Institute of Sustainability, in 2004, the Company intends to expand its activities related to health and education. Its partnership with the Brazilian Olympic Committee is not just a way to support Brazilian sports, but a means to more fully encourage involvement in sports, education and a healthy diet.

In addition to the 2007 Pan-American Games in Rio, Sadia also supports the Brazilian Delegations for the current Olympic qualifying rounds, which end in 2008. Support for the Brazilian Delegations include the 2007 Pan-American Games, the 2006 Winter Olympics in Turin, the South American Games in La Paz, and the 2008 Olympics in Beijing.

The statements contained in this release relating to the outlook for the Company’s business. projections of operating and financial results. and its growth potential constitute mere forecasts and were based on management’s expectations in relation to the future of the Company. These expectations are highly dependent on market changes. the general economic performance of Brazil. of the industry and the international markets – being therefore subject to change.

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ANNEX I

INCOME STATEMENT - CONSOLIDATED

ANNEX II

BALANCE SHEET - CONSOLIDATED